[redacted]

13012470

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB
Washington DC
401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWPORT SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40853 BUCHAREST LANE
(No. and Street)

TEMECULA (City) CA (State) 92591 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY KILPATRICK (951) 587-6910
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREGORY B. SHELTON, CPA
(Name – *if individual, state last, first, middle name*)

118 CACHANILLA COURT (Address) PALM DESERT (City) CA (State) 92260 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
REGISTRATIONS BRANCH
14

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

5/9/13

OATH OR AFFIRMATION

I, JEFFREY KILPATRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWPORT SECURITIES CORPORATION, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Loose Certificate Attached

2/26/13

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of RIVERSIDE

On 02/26/2013 before me, ANA M BLANCO, NOTARY PUBLIC,
(here insert name and title of the officer)

personally appeared JEFFREY KILPATRICK

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Ana M Blanco
notary public

(Seal)

ANA M. BLANCO
Commission # 1977684
Notary Public - California
Riverside County
My Comm. Expires May 10, 2016

NEWPORT SECURITIES CORPORATION

FINANCIAL STATEMENTS

with

Report of Independent Public Accountant

DECEMBER 31, 2012

GREGORY B. SHELTON
CERTIFIED PUBLIC ACCOUNTANT
118 CACHANILLA COURT
PALM DESERT, CA 92260
Telephone (760) 779-9494
Fax (760) 779-9404

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Newport Securities Corporation
40853 Bucharest Lane
Temecula, Ca 92591

I have audited the accompanying balance sheets of Newport Securities Corporation for the years ended December 31, 2012 and 2011 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Securities Corporation as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Gregory B. Shelton CPA

Gregory B. Shelton
Certified Public Accountant

February 24, 2013

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2012 & 2011

ASSETS

	12/31/12	12/31/11
Current Assets		
Cash in bank and trading accounts	$ 31,167	$ 22,458
Cash - deposit account	26,699	25,037
Employee advances	0	0
Loan to officer	0	13,183
Receivables from brokers & dealers	2,975	4,395
Prepaid insurance	1,929	2,014
Total Current Assets	62,770	67,087
Fixed Assets (Note 1)		
Transportation equipment	35,002	22,638
Office equipment	170,278	170,278
Office furniture	51,774	51,774
Subtotal	257,054	244,690
Accumulated depreciation	(176,301)	(175,001)
Total Net Fixed Assets	80,753	69,689
Other Assets		
Total Other Assets	0	0
TOTAL ASSETS	$ 143,523	$ 136,776

See accompanying notes

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2012 & 2011

LIABILITIES & STOCKHOLDER'S EQUITY

	12/31/12	12/31/11
Current Liabilities		
Credit card payable	$ 2,754	$ 4,436
Accrued payroll fees	184	74
Income taxes payable	800	800
Accrued payroll taxes	1,708	1,258
Accrued salaries	17,740	12,716
Broker's commission payable	357	1,064
Notes payable - current portion	0	0
Total Current Liabilities	23,543	20,348
Non-current Liabilities		
Notes payable	0	0
Less: Current portion	(0)	(0)
Total Non-current Liabilities	0	0
Total Liabilities	23,543	20,348

STOCKHOLDER'S EQUITY

	12/31/12	12/31/11
Common stock - stated value $ .076 per share, authorized 75,000,000 shares, issued and outstanding 3,540,294 shares (Note 3)	267,598	267,598
Retained earnings	(145,118)	(148,670)
Less: Treasury stock	(2,500)	(2,500)
Total Stockholder's Equity	119,980	116,428
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 143,523	$ 136,776

See accompanying notes

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2012 & 2011

Revenues	12/31/12	12/31/11
Commissions	$ 82,201	$ 81,616
Management fees	297,433	281,365
Total Revenues	379,634	362,981
Expenses		
Automotive & truck	$ 17,907	$ 10,693
Bank charges	476	543
Business promotion	845	344
Cleaning	1,686	2,855
Client fees	770	2,495
Commissions	6,265	6,178
Computer expenses	4,958	5,147
Consulting fees	2,470	1,307
Contributions	25	0
Depreciation	980	320
Education & training	737	940
Insurance	4,149	4,136
Interest	159	396
Legal & accounting	6,959	8,472
Licenses & taxes	2,203	2,047
Meals & entertainment	5,912	6,393
Medical	15,846	10,279
Memberships, dues & subscriptions	9,086	9,028
Miscellaneous	31	553
Office supplies	6,701	8,557
Payroll taxes	13,015	10,725
PMI fee reimbursement	0	111
Postage & delivery	2,102	1,741
Profit sharing plan contribution	0	2,000
Quote service & rental	1,039	1,332
Regulatory services	2,046	3,508
Rent (Note 4)	18,600	19,600
Repairs & maintenance	3,211	5,335
Salaries & wages - office	19,140	18,893
Salaries - officer	176,000	152,500
Storage	1,662	1,752
Telephone	7,120	6,782
Trading costs	38,631	35,475
Travel	495	587
Utilities	6,605	5,711
Total Expenses	377,831	346,735

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2012 & 2011

	12/31/12	12/31/11
Income (loss) from operations	$ 1,803	$ 16,246
Other Income (Loss)		
State tax refund	0	960
Franchise tax expense	0	0
Federal tax expense	(889)	0
Interest income	3,438	353
Total Other Income (Loss)	2,549	1,313
Income (loss) before provision for income taxes	4,352	17,559
Provision for income taxes	800	800
Net Income (Loss)	3,552	16,759
Retained Earnings (Deficit) - Beginning	(148,670)	(165,429)
Retained Earnings (Deficit) - Ending	$(145,118)	$(148,670)

See accompanying notes

NEWPORT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Operating Activities	
Net Income	$ 3,552
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,300
Decrease in receivables from brokers and dealers	1,420
Increase in accrued salaries	5,024
Decrease in commissions payable	(707)
Increase in accrued payroll fees	110
Decrease in loan to officer	13,183
Increase in deposits	(1,662)
Increase in accrued payroll taxes	450
Decrease in prepaid insurance	85
Decrease in credit card payable	(1,682)
Net Cash Provided by Operating Activities	21,073
Investing Activities	
Purchase of fixed assets	(12,364)
Net Cash Used by Investing Activities	(12,364)
Financing Activities	
Payments on notes payable	(0)
Net Cash Used by Financing Activities	(0)
Increase in Cash and Cash Equivalents	8,709
Cash and Cash Equivalents at December 31, 2011	22,458
Cash and Cash Equivalents at December 31, 2012	$ 31,167

See accompanying notes

NEWPORT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Operating Activities	
Net Income	$ 16,759
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	320
Increase in receivables from brokers and dealers	(2,106)
Decrease in accrued salaries	(1,244)
Increase in commissions payable	879
Decrease in accrued payroll fees	(53)
Increase in loan to officer	(13,183)
Decrease in deposits	15
Decrease in accrued payroll taxes	(34)
Increase in prepaid insurance	(754)
Increase in credit card payable	458
Net Cash Provided by Operating Activities	1,057
Investing Activities	
Purchase of fixed assets	(0)
Net Cash Used by Investing Activities	(0)
Financing Activities	
Payments on notes payable	(0)
Net Cash Used by Financing Activities	(0)
Increase in Cash and Cash Equivalents	1,057
Cash and Cash Equivalents at December 31, 2010	21,401
Cash and Cash Equivalents at December 31, 2011	$ 22,458

See accompanying notes

NEWPORT SECURITIES CORPORATION
SCHEDULE OF NET CAPITAL COMPUTATION
FOR THE YEARS ENDED DECEMBER 31, 2012 & 2011

	12/31/12	12/31/11
Total Assets	$ 143,523	$ 136,776
Less: Total liabilities exclusion of subordinated debt	(23,543)	(20,348)
Net Worth	119,980	116,428
Less: Fixed, prepaid and long-term assets	(82,682)	(84,886)
Net capital before haircuts on securities	37,298	31,542
Less: Haircuts on money market fund, trading accounts and securities held	0	0
Net Capital	$ 37,298	$ 31,542

See accompanying notes

NEWPORT SECURITIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2012 & 2011

NOTE 1 - Significant Accounting Policies

The Company has adopted the accrual method of determining income for financial statement purposes and the cash method of reporting for tax purposes.

Property, plant & equipment is stated at cost and the related depreciation is provided by use of the straight-line and accelerated methods over their estimated useful lives as follows:

	Useful lives
Automotive equipment	5 years
Office equipment	5 years
Office furniture	5-7 years

Maintenance and repair expenditures are charged as expense to operations. Betterments and renewals are capitalized and depreciated.

The Corporation has elected to file as a regular corporation for federal tax purposes. This means that all profits and losses will no longer be passing through to the corporation stockholders. The Corporation is now liable for federal income tax and California Franchise tax.

NOTE 2 - Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse.

NOTE 3 - On December 10, 1987, the Board of Directors authorized a 75 for 1 stock split thereby increasing the number of issued and outstanding shares to 3,540,294 and decreasing the stated value of each share to $ .076. Of the shares issued, 15,000 shares are held as treasury stock.

NOTE 4 - The Company rents its facility from one of its stockholders, at $ 1,600 per month.

See accountant's audit report

NOTE 5 - Reserve, possession or control requirements under SEC Rule 15c3-3 - Newport Securities Corporation does business on a fully disclosed basis through Wedbush Morgan, Inc., and is subject to the reserve, possession or control requirements per SEC Rule 15c3-3. Newport Securities Corporation relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

NOTE 6 - Newport Securities Corporation has only one office, hence, no consolidation. There is no material difference between the audited and unaudited financial statements.

NOTE 7 - As part of the audit of the books, records and internal control on Newport Securities Corporation, I found no material inadequacies as to the Corporation's systems of procedures.

NOTE 8 - I have examined the financial statements of Newport Securities Corporation for the years ended December 31, 2012 & 2011 and have issued my reports thereon dated February 24, 2013 & February 24, 2012. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing procedures for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recording of differences required by Rule 17-a 13 or in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may still occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Newport Securities Corporation taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2012 & 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

NEWPORT SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2012 AND 2011

SCHEDULE III

Board of Directors
Newport Securities Corporation

In planning and performing my audit of the consolidated financial statements and supplemental schedules of Newport Securities Corporation, (the Company), for the years ended December 31, 2012 & 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinions on the consolidated financial statements and not to provide assurance on internal controls.

Also, as required by rule 17 a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17 a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17 a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recording of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment of securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures are adequate at December 31, 2012 & 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Gregory B. Shelton CPA

Gregory B. Shelton
Certified Public Accountant

NEWPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 & 2011

	12/31/12	12/31/11
Common stock - stated value $. 076 per share, authorized 75,000,000 shares, issued and outstanding 3,540,294 shares	$ 267,598	$ 267,598
Retained earnings - beginning	(148,670)	(165,429)
Net income (Loss)	3,552	16,759
Retained earnings - ending	(145,118)	(148,670)
Less: Treasury stock	(2,500)	(2,500)
Total Shareholder Equity	$ 119,980	$ 116,428

There were no other additions or withdrawls of capital during the year.

NEWPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2012 & 2011

Liabilities Subordinated to General Creditors - December 31, 2010	$ 0
Changes to Loans Subordinated to General Creditors	(0)
Liabilities Subordinated to General Creditors - December 31, 2012	$ 0

NEWPORT SECURITIES CORPORATION
NET CAPITAL RECONCILIATION
DECEMBER 31, 2012

Net Capital per 1st Focus Filing		$ 41,414
Net Capital per Audit Report & Amended Focus Filing		37,298
Difference due to Adjusting Entries	$	(4,116)

List of Adjusting Entries for Reconciliation

Addition of Commission Income	$	1,679
Addition of Income Tax Expense		(800)
Reduction of Loan		1,050
Addition of Salaries Expense		(4,300)
Addition of Payroll Tax Expense		(1,204)
Addition of Commission Expense		(357)
Addition of Payroll Fees		(184)

Total Adjustment	$	(4,116)